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                       FAMILY CHRISTIAN STORES, INC.
                        5300 Patterson Avenue, S.E.
                       Grand Rapids, Michigan 49530
                               616-554-8700

December 10, 1998

Securities and Exchange Commission
Attn:  Stephen D. Brown
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

          Re:       Family Christian Stores, Inc.
                    (File No. 333-60835)

Dear Mr. Brown:

          Pursuant to Rule 477 under the Securities Act of 1993, as amended, Family Christian Stores, Inc. (the "Company") hereby makes application for withdrawal of its Registration Statement on Form S-1 (Registration No. 333-60835) as amended, that originally was filed with the Securities and Exchange Commission on August 6, 1998. The Company requests withdrawal of the Registration Statement because the Company does not intend to conduct the offering of shares of Common Stock contemplated in the Registration Statement at this time for a number of reasons, including changed market conditions. In addition to filing this request under the EDGAR system, this letter will also be faxed to your attention.

          The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. Accordingly, the Company respectfully requests that the Commission grant its request to withdraw the Registration Statement.

          If you have any questions or comments with respect to this letter, please contact me at 616-554-8609, or Stephen C. Waterbury of Warner Norcross & Judd LLP at 616-752-2137.

                             Very truly yours,
                        FAMILY CHRISTIAN STORES, INC.

                        By: /S/ CRAIG G. WASSENAAR
                            Craig G. Wassenaar
                            Senior Vice President and Chief
                              Financial Officer